EXHIBIT 99.3

Press Release

Angola: Total paves the way for new projects in the country

Paris, December 4, 2017 – Patrick Pouyanné, Chairman and CEO of Total, had an audience today with João Lourenço, recently elected President of the Republic of Angola, and with Carlos Saturnino, new Chairman of Sonangol, the national oil company.

On this occasion, Total and Sonangol signed several agreements covering both upstream and downstream activities.

“As Angola’s main oil partner, we are pleased with the strong willingness expressed by the country’s new authorities to drive an investment dynamic in the oil and gas sector, essential to the country’s economy, after three years impacted by the sharp drop in prices. Today’s agreements demonstrate Total’s willingness to contribute to this dynamic by restarting exploration offshore in Angola, launching new projects such as Zinia 2 on Block 17, and extending our cooperation with Sonangol to new businesses in oil product distribution and renewable energy,” said Patrick Pouyanné, Chairman and CEO of Total. “In particular, Total is making all necessary efforts to ensure a start-up as soon as possible during summer 2018 for the Kaombo project, currently the most significant investment in the country.”

The discussions held today resulted in several agreements between Total and Sonangol:

-	Zinia Phase 2 project development

Total and Sonangol agreed on the contractual conditions for the development of Zinia Phase 2, enabling a commitment to the final investment decision. Located in Block 17 and operated by Total (40%), Zinia 2 will be connected to the Pazflor FPSO and will produce 40,000 barrels per day.

-	Entry on block 48

Total and Sonangol have decided to jointly explore Block 48. This agreement contributes to restarting deep offshore exploration in Angola. The first phase of this program will last for two years with the drilling of one exploration well.

-	Extension of cooperation
●	Distribution of oil products

Total and Sonangol signed a Memorandum of Understanding (MoU) to develop jointly a retail network in the country including logistics and the supply of oil products.

●	Renewable energy

Both companies signed an MoU providing for them to screen jointly opportunities for renewable energy supply in Angola.

About Total in Angola

Present in Angola since 1953, Total is the leading oil operator in the country with the Group’s production at 243,000 barrels of oil equivalent per day in 2016. This production comes from Blocks 17, 14, 0 and Angola LNG.

Total operates Block 17 with a 40% interest alongside Statoil (23.33%), Esso Exploration Angola Block 17 Ltd (20%) and BP Exploration Angola Ltd (16.67%). Sonangol is the concessionaire of the license. The four FPSO units operated by the Group are located on the major production areas of the block, Girassol, Dalia, Pazflor and CLOV.

Total also operates the deep offshore Kaombo development, located on Block 32, with a 30% interest. The final investment decision was made in April 2014 to develop Kaombo’s estimated reserves of 650 million barrels via two converted FPSOs with a total production capacity of 230,000 barrels per day.

Total is also a partner on Block 14 (20%), 14K (36.75%), 0 (10%) and Angola LNG (13.6%).

In Angola, Total is fully committed to contribute to the development of the oil industry by training the local workforce. The Group is strengthening the local economy through a technology transfer plan and an ambitious program to enhance and maintain local talents.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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